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UNITED STATES	OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response . . . . . 1.50
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-18550

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

10172 Linn Station Road, Louisville, Kentucky 40223
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One

Pursuant to the requirements of the Securities Exchange Act of 1934 NTS Mortgage Income Fund has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 1, 2012	By:	/s/ Gregory A. Wells, Secretary/Treasurer/Chief Financial
Officer